Pembina Pipeline Corporation Announces Completion of Partial Redemption of Series 19 Medium Term Notes
CALGARY, ALBERTA, July 8, 2024 – Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) announced today that it completed the previously announced redemption of $150 million aggregate principal amount (the "Subject Notes") of its outstanding $300 million aggregate principal amount of senior unsecured medium-term notes, series 19 (the "Series 19 Notes") due June 22, 2026 for cash on July 6, 2024 (the "Redemption Date"). The Subject Notes were redeemed at a redemption price of approximately $1,002.19 for each $1,000 principal amount of Subject Notes, being equal to the outstanding principal amount thereof, plus accrued but unpaid interest thereon to, but excluding, the Redemption Date. Pembina funded the redemption of the Subject Notes through a portion of the net proceeds of the recently completed offering by the Company of $950 million aggregate principal amount of senior unsecured medium-term notes.
The Series 19 Notes were issued pursuant to pricing supplement no. 5 dated June 20, 2023 to the short form base shelf prospectus of Pembina dated November 29, 2021, copies of which are available on Pembina's SEDAR+ profile at www.sedarplus.ca.
About Pembina
Pembina Pipeline Corporation is a leading energy transportation and midstream service provider that has served North America's energy industry for 70 years. Pembina owns an integrated network of hydrocarbon liquids and natural gas pipelines, gas gathering and processing facilities, oil and natural gas liquids infrastructure and logistics services, and an export terminals business. Through our integrated value chain, we seek to provide safe and reliable energy solutions that connect producers and consumers across the world, support a more sustainable future and benefit our customers, investors, employees and communities. For more information, please visit www.pembina.com.
Purpose of Pembina: We deliver extraordinary energy solutions so the world can thrive.
Pembina is structured into three Divisions: Pipelines Division, Facilities Division and Marketing & New Ventures Division.
Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.
For further information:
Investor Relations
(403) 231-3156
1-855-880-7404
e-mail: investor-relations@pembina.com
www.pembina.com